UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------


                                  SCHEDULE 13G
                               (Amendment No. 2)

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------


                                  Avigen, Inc.
                    -----------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    053690103
                                  -------------
                                 (CUSIP Number)


        Check the  appropriate  box to designate the rule pursuant to which this
Schedule is filed:

                                    [ ]   Rule 13d-1(b)
                                    [X]   Rule 13d-1(c)
                                    [ ]   Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).

                                  SCHEDULE 13G

CUSIP No. 053690103                                                  Page 2 of 5
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP        (a) |_|    (b) |_|
--------------------------------------------------------------------------------
3)      SEC USE ONLY
--------------------------------------------------------------------------------
4)      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------
                      5)     SOLE VOTING POWER
                             337,730 /1/
        NUMBER        ----------------------------------------------------------
        OF            6)     SHARED VOTING POWER
        SHARES               15,798 /2/
        BENEFICIALLY  ----------------------------------------------------------
        OWNED BY      7)     SOLE DISPOSITIVE POWER
        EACH                 337,730 /1/
        REPORTING     ----------------------------------------------------------
        PERSON        8)     SHARED DISPOSITIVE POWER
        WITH                 15,798
--------------------------------------------------------------------------------
9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        353,528 /3/
--------------------------------------------------------------------------------
10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        4.77%
--------------------------------------------------------------------------------
12)     TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

---------------
        /1/ Includes 44,803 shares of common stock held by June Street Corporation and 44,803 shares of common stock held by Huntington Street Corporation. Dr. Rosenwald is the president and sole shareholder of each of June Street Corporation and Huntington Street Corporation.


        /2/ Includes 5,129 shares of common stock of the Issuer issuable upon conversion of 5,129 shares of Series C Preferred Stock, 513 shares of common stock of the Issuer issuable upon conversion of 513 shares of Series C Preferred Stock receivable upon exercise of warrants and warrants to purchase 2,708 shares of common stock of the Issuer held by Aries Domestic Fund, L.P. (the "Partnership") and 5,129 shares of common stock of the Issuer issuable upon conversion of 5,129 shares of Series C Preferred Stock, 513 shares of common stock of the Issuer issuable upon conversion of 513 shares of Series C Preferred Stock receivable upon exercise of warrants and warrants to purchase 1,806 shares of common stock of the Issuer held by The Aries Master Fund, a Cayman Island exempted company (the "Master Fund"). Paramount Capital Asset Management, Inc. ("PCAM") is the general partner of the Partnership and the investment manager of the Master Fund. Dr. Rosenwald is the chairman and sole shareholder of PCAM.

        /3/ Does not include 160,559 shares of common stock held by Dr. Rosenwald's wife and 66,912 shares of common stock of the Issuer held by Dr. Rosenwald's wife in trust for the benefit of his minor children, for which Dr. Rosenwald disclaims beneficial ownership.

Item 1.

        (a)           Name of Issuer:

                      Avigen, Inc. (the "Company")

        (b)           Address of Issuer's Principal Executive Offices:

                      1201 Harbor Way Parkway, #1000
                      Alameda, CA 94502

Item 2.

        (a)           Name of Person Filing:

                      Lindsay A. Rosenwald, M.D.

        (b)           Address of Principal Business Office or, if None,
                      Residence:

                      Paramount Capital
                      787 Seventh Avenue, 48th Floor
                      New York, New York 10019

        (c)           Citizenship:

                      Dr. Rosenwald is a citizen of the United States.

        (d)           Title of Class of Securities:

                      Common Stock, $0.001 par value ("shares").

        (e)           CUSIP#:

                      053690103

Item 3.               Check the box if this statement is filed pursuant to Rule
                      13d-1(c)                                              [  ]

Item 4.               Ownership:

                      For information concerning the ownership of Common Stock of the Company by the Reporting Persons, see Items 5 through 9 and 11 of the cover pages to this schedule 13G and footnotes thereto.

Item 5.               Ownership of Five Percent or Less of a Class:

                      As of the date of the filing of this Schedule 13G Amendment, Dr. Rosenwald ceased to be the beneficial owner of more than 5% of the shares of the Issuer.

Item 6.               Ownership  of More than Five  Percent on Behalf of Another
                      Person:

                      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company:

                      Not applicable.

Item 8.               Identification and Classification of Members of the Group:

                      Not applicable.

Item 9.               Notice of Dissolution of Group:

                      Not applicable.

Item 10.              Certification:

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   February 16, 1999
         New York, NY                 By  /s/ Lindsay A. Rosenwald, M.D.
                                               ---------------------------------
                                                   Lindsay A. Rosenwald, M.D.